Exhibit 99.1

DOLE plc (Total Produce plc)

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

June 30, 2021
(U.S. Dollars in thousands)
ASSETS
Cash and cash equivalents	$156,786
Trade receivables, net of allowances of $10,609	447,973
Grower advance receivables, net of allowances of $5,813	18,731
Other receivables, net of allowances of $598	40,268
Inventories	133,356
Prepaid expenses	21,190
Other current assets	2,218

Total current assets	820,522
Investments in unconsolidated affiliates	492,045
Property, plant and equipment, net of accumulated depreciation of $110,831	213,140
Operating lease right-of-use assets	127,278
Goodwill	234,813
Other intangible assets, net of accumulated amortization of $119,606	62,527
Other assets, net	43,596
Deferred income tax assets	7,073

Total assets	$2,000,994

LIABILITIES AND EQUITY
Accounts payable	$489,628
Income taxes payable	6,392
Accrued liabilities	108.139
Bank overdrafts	35,194
Notes payable and current portion of long-term debt, net	20,303
Current maturities of operating leases	21,729
Other tax	18.238
Contingent consideration	7,019
Pension and postretirement benefits	5,605
Other current liabilities	39,384

Total current liabilities	751,631
Long-term debt, net	335,990
Operating leases, less current maturities	110,823
Deferred income tax liabilities	34,977
Contingent consideration, less current portion	3,786
Pension and postretirement benefits, less current portion	23,790
Other long-term liabilities	16,720

Total liabilities	$1,277,717

Commitments and contingent liabilities:
Redeemable noncontrolling interests	32,199
Stockholders’ equity:
Common stock—$0.01 par value; 1,000,000,000 shares authorized and 389,994,693 shares outstanding as of June 30, 2021	4,881
Additional paid-in capital	198.668
Retained earnings	478,709
Accumulated other comprehensive loss	(112,215)

Total equity attributable to Dole plc	570,043
Equity attributable to noncontrolling interests	121,035

Total equity	691,078

Total liabilities, redeemable noncontrolling interests and equity	$2,000,994

DOLE plc (Total Produce plc)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

Six Months Ended
June 30, 2021
(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$2,260,737
Cost of sales	(2,074,069)

Gross profit	186,668
Selling, general and administrative expenses	(139,380)
Merger, transaction and other related costs	(15,095)
Gain on disposal of businesses	1,539
Gain on asset sales	127

Operating income	33,859
Other income, net	700
Interest income	836
Interest expense	(4,846)

Income from continuing operations before income taxes and equity earnings	30,549
Income tax expense	(8,239)
Equity in net earnings of investments accounted for under the equity method	40,637

Net income	62,947
Less: Net income attributable to noncontrolling interests	(12,399)

Net income attributable to Dole plc	$50,548

Net income per share attributable to Dole plc - Basic	$0.13
Net income per share attributable to Dole plc - Diluted	$0.13
Weighted average shares outstanding - Basic	388,922
Weighted average shares outstanding - Diluted	390,580